

Mail Stop 3628

September 13, 2016

Taro Aso
Minister of Finance
Japan International Cooperation Agency
Nibancho Center Building 5-25
Niban-cho
Chiyoda-ku
Tokyo 102-8012, Japan

Re: Japan International Cooperation Agency
Amendment No. 1 to
Draft Registration Statement under Schedule B
Submitted September 2, 2016
CIK No. 377-01353

Dear Mr. Aso:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Japan

General, page 20

1. We note your response to our prior comment 6 and reissue in part.   We note that JFY 2015 statistical data in the first table on page 30 differs from the data for the same period in the table on page 12 of Japan's Form 18-K. Please explain why these numbers are different or revise for consistency.

International Trade Agreements, page 22

2. We note your response to our prior comment 15 and reissue in part. Please discuss Japan's material international trade agreements including, for example, the nature of Japan's obligations under them. We note that your added disclosure merely lists international treaties and other agreements of which Japan is a member.

    Please direct any questions about these comments to me at (202) 551-3601.

                                                Sincerely,

                                                /s/ Tonya K. Aldave

                                                Tonya K. Aldave
                                                Attorney-Advisor

cc: Kenji Hosokawa, Esq.
        Morrison & Foerster LLP